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                                                 40 King Street West, 52nd Floor
                                                             Toronto, ON M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
KINROSS [LOGO]                                           Toll Free: 866-561-3636
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                                                                   PRESS RELEASE




                  BOB BUCHAN TO RESIGN FROM BOARD OF DIRECTORS


MARCH 31, 2005...TORONTO, ONTARIO - KINROSS GOLD CORPORATION'S (TSX-K; NYSE-KGC) ("Kinross" or the "Company") Board of Directors announce with regret that it has accepted Bob Buchan's resignation from Kinross' Board, effective March 31, 2005. This allows Bob to devote the time and commitment that is required when assuming a new role while eliminating any potential future conflict of interest. John Oliver, Kinross' Chairman, said today, "Bob has been an integral member of our Board since its inception in May 1993 and his leadership and business expertise were significant contributions to the Company." Mr. Oliver will remain Chairman of the Board and Tye Burt, Kinross' newly appointed President and CEO, has recently been elected to the Board.

The Board would like to thank Bob again for all of his hard work in building and growing the Company to be the major gold mining producer that it is today. Bob's ability to grow the Company through strategic acquisitions despite unfavourable gold prices during the bulk of its history has demonstrated his keen business acumen.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                         TRACEY M. THOM
VICE PRESIDENT                              MANAGER
INVESTOR RELATIONS                          INVESTOR RELATIONS
Tel. (416) 365-7254                         Tel. (416) 365-1362